May 20, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 19, 2008 Form 10-Q for the Fiscal Quarter Ended January 31, 2009 Filed March 11, 2009 File No. 001-09186
Dear Mr. O’Brien:
     We have reviewed your letter of May 7, 2009 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the fiscal year ended October 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 (the “Form 10-Q”) and are responding to your comments. To facilitate your review, we have included each of your comments being responded to herein prior to our responses to them. This document is being submitted via EDGAR. In addition, we have sent you a paper copy
     We understand that your review and comments are to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We share these objectives and continue to respond to your comments with these goals in mind.
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
12. Legal Proceedings, page 16
1.	We note your response to comment 4 in our letter dated March 19, 2009. Paragraph 10 of SFAS 5 states, “If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a

Mr. Terence O’Brien
May 20, 2009

loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.” When you state, “...we do not determine a range of reasonably possible loss in each of these matters...,” it is unclear to us whether a reasonably possible amount or range cannot be estimated or if you have not endeavored to estimate the reasonably possible loss for each of your loss contingencies. Given the guidance in paragraph 10 of SFAS 5, we continue to request that you revise your disclosures for your (a) storm water discharge practices violation, (b) securities class action suites, and (c) various other claims and litigations to disclose the amount or range of reasonably possible loss in excess of accrual or state that such an amount cannot be estimated. With regard to your storm water discharge practices violation, since you are engaged in settlement discussions with the DOJ, please explain to us why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual, if you continue to take this position.
Response:
In accordance with paragraph 8 of SFAS 5, we determined that it is probable that we have incurred liabilities with regard to the various lawsuits and claims against us, including the storm water discharge matter, the securities class action and the shareholder derivative lawsuits. In accordance with paragraph 9 of SFAS 5, we disclose that we believe we have made adequate provision for the resolution of these claims. Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigation in which the Company is involved and the inherent variability in predicting future settlements and judicial decisions, the Company cannot estimate a range of reasonably possible losses in excess of our accruals for these matters.
Regarding the storm water discharge matter, our discussions with the DOJ have just commenced. We expect to be in a position to provide updated disclosure as the discussions continue.
Included below is draft disclosure that we intend to include in future filings. This draft disclosure may be modified in the future to reflect the facts and circumstances of these matters as of the date of the disclosure.
Proposed Disclosure
12. Legal Proceedings
The Company is involved in various claims and litigation arising principally in the ordinary course of business.

Mr. Terence O’Brien
May 20, 2009

In January 2006, the Company received a request for information pursuant to Section 308 of the Clean Water Act from Region 3 of the U.S. Environmental Protection Agency (the “EPA”) concerning storm water discharge practices in connection with its homebuilding projects in the states that comprise EPA Region 3. The Company provided information to the EPA pursuant to the request. The U.S. Department of Justice (“DOJ”) has now assumed responsibility for the oversight of this matter and has advised that the Company has violated regulatory requirements applicable to storm water discharges and that it may seek injunctive relief and/or civil penalties. At an initial meeting with the DOJ on February 12, 2009, the DOJ asked that the Company engage in discussions to resolve the matter. The Company is now engaged in settlement discussions with representatives from the DOJ and the EPA.
In April 2007, a securities class action suit was filed against Toll Brothers, Inc. and Robert I. Toll and Bruce E. Toll in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a purported class of purchasers of the Company’s common stock between December 9, 2004 and November 8, 2005. In August 2007, an amended complaint was filed adding additional directors and officers as defendants. The amended complaint filed on behalf of the purported class alleges that the defendants violated federal securities laws by issuing various materially false and misleading statements that had the effect of artificially inflating the market price of the Company’s stock. It further alleges that the individual defendants sold shares for substantial gains during the class period. The purported class is seeking compensatory damages, counsel fees, and expert costs.
In November 2008, a shareholder derivative action was filed in the Chancery Court of Delaware against Robert I. Toll, Zvi Barzilay, Joel H. Rassman, Bruce E. Toll, Paul E. Shapiro, Robert S. Blank, Carl B. Marbach, and Richard J. Braemer. The plaintiff purports to bring his claims on behalf of Toll Brothers, Inc. and alleges that the director and officer defendants breached their fiduciary duties to the Company and its stockholders with respect to the stock sales alleged in the securities class action discussed above, by selling while in possession of material inside information about the Company. The plaintiff seeks contribution and indemnification from the individual director and officer defendants for any liability found against the Company in the securities class action suit. In addition, again purportedly on the Company’s behalf, the plaintiff seeks disgorgement of the defendants’ profits from their stock sales.
On March 4, 2009, a second shareholder derivative action was brought in federal district court in Philadelphia. The case has been brought against the eleven current members of the Board of Directors.  The complaint alleges breaches of fiduciary duty, waste of corporate assets, and unjust enrichment during the period from February 2005 to November 2006. The complaint further alleges that certain of the defendants sold Toll stock during this period while in possession of the allegedly non-public, material information about the role of speculative investors in

Mr. Terence O’Brien
May 20, 2009

our sales. The complaint also asserts a claim for equitable indemnity for costs and expenses incurred by the Company in connection with defending the federal securities action.
On April 1, 2009, a third shareholder derivative action was filed, also in federal court in Philadelphia, against the current members of the Board and Joseph Sicree, the Company’s Chief Accounting Officer. This Complaint is identical to the previous shareholder complaint filed in Philadelphia.
The Company’s Certificate of Incorporation and Bylaws provide for indemnification of its directors and officers. The Company has also entered into individual indemnification agreements with each of its directors and executive officers.
Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigation in which the Company is involved in, including those noted above, and the inherent variability in predicting future settlements and judicial decisions, the Company cannot estimate a range of reasonably possible losses in excess of its accruals for these matters. The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and the disposition of these matters will not have a material adverse effect on the Company’s results of operations and liquidity or on its financial condition.
Critical Accounting Policies, page 28
Inventory, page 28
2.	We note your response to comment 1 in our letter dated March 19, 2009. We appreciate your efforts to find ways to enhance your inventory and impairment disclosures and understand the concerns you have noted. We continue to believe the following information regarding the testing of inventory for impairment should be provided in future filings:
•	The number of communities you were operating in that you evaluated for impairment,

•	The number of communities for which you recorded an inventory impairment, and

•	The carrying value of those communities with impairments as of the end of the periods presented.
This information will provide investors with context as to the impairment charges recognized rather than assuming that the entire impairment charge relates to all open communities. You should also include any additional information you deem necessary to provide investors with appropriate and useful context. For example, you

Mr. Terence O’Brien
May 20, 2009

can explain the reasons that despite the impairment testing of a particular community or resulting impairment, the community may or may not be impaired in future periods. Please provide us with the disclosures you intend to include in future filings.
Response:
We will expand our MD&A disclosure in future filings to include, for the quarter ending with the period being reported, the number of operating communities that were reviewed for possible impairment, the number of operating communities we recorded impairments on, the amount of impairment charges recognized, and the carrying value of those communities, net of impairments, as of the end of the period. This draft disclosure may be modified in the future to reflect the facts and circumstances of these matters as of the date of the disclosure.
Proposed Disclosure MD&A:
In the three month period ended April 30, 2009, we reviewed                      communities for potential impairment and write-down, recognized impairment charges on                      communities, and recorded impairment charges of $                     million on these communities. At April 30, 2009, the carrying value of these communities, net of the impairment charges recognized, was $                     million.
We have attempted to be as responsive as possible to your questions and comments. Should you have any additional comments or need further clarification of our responses, please contact me.
Yours truly,

/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President –
Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com